File No. 812-14290
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of: The New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd.	Second Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for Exemption from Section 19(b) of the Act and Rule 19b-1 Thereunder

Please send all communications and orders regarding this Application to:

Peter Hooper The New Ireland Fund, Inc. Westchester Financial Center Suite 1000 50 Main Street White Plains, New York 10606	Lelia Long Kleinwort Benson Investors International Ltd. One Rockefeller Plaza 32nd Floor New York, NY 10020	Rose F. DiMartino, Esq. Elliot J. Gluck, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Page 1 of 26 Sequentially Numbered Pages (including exhibits)
As filed with the Securities and Exchange Commission on July 22, 2014

TABLE OF CONTENTS

I.	Introduction		3
	A.	Summary of Application	3
II.	Description of Applicants		3
	A.	The Fund	3
	B.	KBII	4
III.	Relief Requested		4
IV.	Representations of Applicants		5
V.	Justification for the Requested Relief		7
	A.	Receipt of the Order would serve stockholder interests	8
	B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving	8
	C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders	10
	D.	Other concerns leading to adoption of Rule 19b-1 are not applicable	11
	E.	Further limitations of Rule 19b-1	12
	F.	General	14
VI.	Applicants’ Conditions		14
VII.	Applicable Precedent		21
VIII.	Conclusion		22
IX.	Procedural Compliance		22

I.	Introduction
A.	Summary of Application
In this application (the “Application”), The New Ireland Fund, Inc. (the “Fund”) and Kleinwort Benson Investors International Ltd. (“KBII” or the “Adviser” and together with the Fund, “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Fund with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.
II.	Description of Applicants
A.	The Fund
The Fund is a non-diversified, closed-end management investment company registered under the Act.  The investment objective of the Fund is long-term capital appreciation through investment primarily in equity securities of issuers organized under the laws of Ireland (“Irish companies”).  Under normal circumstances, the Fund invests at least 80% of its total assets in Irish equity and fixed income securities.  The remaining 20% of the Fund’s assets may be invested in other types of securities, including equity and debt securities of issuers from throughout the world regardless of whether such issuers are or may be affected by developments in the Irish economy or Ireland’s international economic relations.  At least 65% of the Fund’s total assets will be invested in equity securities of Irish companies.  The Fund may invest up to 25% of its assets in equity securities that are not listed on any securities exchange.
The Fund was organized as a Maryland corporation on December 14, 1989.  The Fund’s shares of common stock are currently listed on the New York Stock Exchange, a national securities exchange as defined in section 2(a)(26) of the Act.  The Fund may incur leverage through the issuance of preferred stock and debt securities, by entering into a credit agreement or otherwise as permitted by applicable law.
B.	KBII
KBII is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  KBII is a subsidiary of Kleinwort Benson Investors Dublin Ltd.  Effective July 21, 2011, the Fund entered into an investment advisory agreement with KBII.  Under the investment advisory agreement, KBII acts as investment adviser to the Fund and has responsibility for the implementation of the Fund’s overall investment strategy.  As of December 31, 2013, KBII had total assets under management on a discretionary basis of approximately $2.2 billion.
III.	Relief Requested
Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).
Applicants believe that Rule 19b-1 should be interpreted to permit the Fund to pay an unlimited number of distributions on its common and preferred stock (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as

“capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions.  However, to obtain certainty for the Fund’s proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund.  The Fund currently has no outstanding preferred stock.
IV.	Representations of Applicants
Prior to relying on the Order requested by this Application, the Board of Directors (“Board”) of the Fund, including a majority of the directors who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy (“Distribution Policy”).  In particular, the Board and the Independent Directors will review information regarding (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on the Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per share of common stock); (iii) the expected relationship between the Fund’s distribution rate on its common stock under the policy and the Fund’s total return (in relation to NAV per share); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV per share; and (v) any foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV per share).  The Independent

Directors will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy. Following this review, the Board, including the Independent Directors, of the Fund will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objective and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.
In addition, prior to implementation of the Distribution Policy for the Fund, the Board shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:
(i)
are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii)
require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of the Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
Generally, the purpose of the Distribution Policy will be to permit the Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of the Fund during the year and, if determined by the Board, all or a portion of returns of capital paid by portfolio companies to the Fund during the year.  Under the Distribution Policy of the Fund, the Fund would distribute periodically (as frequently as 12 times in any taxable year) to its common stockholders a fixed percentage of the market price of the Fund’s shares of common stock at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time.  It is anticipated that under the Distribution Policy, the minimum annual distribution rate with respect to the Fund’s shares of common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect.  The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate the Distribution Policy at any time.
V.	Justification for the Requested Relief
Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of Applicants and the stockholders of the Fund.
A.	Receipt of the Order would serve stockholder interests
Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through the Distribution Policy.  Allowing the Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.
An exemption from Rule 19b-1 would benefit stockholders in another way.  Common stock of closed-end funds often trade in the marketplace at a discount to their NAV.  Applicants believe that this discount may be reduced if the Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains.  Any reduction in the discount at which Fund shares trade in the market would benefit the holders of the Fund’s common stock along with the Fund.
B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving
One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.1  However, Rule 19a‑1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment

1	See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).
In addition, the Fund will make the additional disclosures required by the conditions set forth in Part VI below, and will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.
The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection.  In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders
Rule 19b-1, when applied to the Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid:  inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
D.	Other concerns leading to adoption of Rule 19b-1 are not applicable
Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred stock for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.
E.	Further limitations of Rule 19b-1
Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
Applicants assert that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital2 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

2	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

Revenue Ruling 89-813 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions generally are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.  Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

3	1989-1 C.B. 226.

F.	General
The relief requested is that the Commission permit the Fund to make periodic distributions in respect of its common stock as frequently as twelve times in any one taxable year and in respect of its preferred stock as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Fund with flexibility in meeting investor interest in receiving more frequent distributions.  Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred stock.  Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common stock and consequently the long-term gain component cannot even be known until the end of the fund’s fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.
In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of stockholders.
VI.	Applicants’ Conditions
Applicants agree that, with respect to the Fund seeking to rely on the Order, the Order will be subject to the following conditions:

(1)	Compliance Review and Reporting:
The Fund’s chief compliance officer will:  (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
(2)	Disclosures to Fund Stockholders:
(a)	Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)	Will provide, in a tabular or graphical format:
1.
the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

2.
the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

3.
the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and
4.
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)	will include the following disclosure:
1.	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;
2.
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’”;[4] and

3.
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

4	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b)	On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:
(i)	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)	include the disclosure required by condition 2(a)(ii)(1) above;
(iii)	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and
(iv)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.
(c)
Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

(3)	Disclosure to Stockholders, Prospective Stockholders and Third-Parties:
(a)
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b)
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)
The Fund will post prominently a statement on its website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

(4)	Delivery of 19(a) Notices to Beneficial Owners:
If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:  (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

(5)	Additional Board Determinations for Funds Whose Common Stock Trades at a Premium:
If:
(a)
The Fund’s common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:
(i)	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:
1.
will request and evaluate, and the Fund’s Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

2.
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
(a)	whether the Distribution Policy is accomplishing its purpose(s);
(b)	the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and
(c)
the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

3.	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and
(ii)
The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

(6)	Public Offerings:
The Fund will not make a public offering of the Fund’s common stock other than:
(a)	a rights offering below NAV to holders of the Fund’s common stock;
(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

(ii)
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as the Fund may issue.

(7)	Amendments to Rule 19b-1:
The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.
VII.	Applicable Precedent
The Commission has granted the same relief sought herein to In the Matter of Prudential Short Duration High Yield Fund, Inc. et al., Investment Company Act Release No. 30195 (Sept.

5, 2012) (notice) and No. 30226 (Oct. 2, 2012) (order); In the Matter of Royce Focus Trust, Inc., et al., Investment Company Act Release No. 30447 (April 4, 2013) (notice) and No. 30499 (April 30, 2013) (order); and In the Matter of Guggenheim Equal Weight Enhanced Equity Income Fund, et al., Investment Company Act Release No. 30780 (Nov. 12, 2013) (notice) and No. 30822 (Dec. 9, 2013) (order).
VIII.	Conclusion
On the basis of the foregoing, Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application.
IX.	Procedural Compliance
At a meeting duly held on March 11, 2014, the Board adopted the following resolutions authorizing the execution and filing of this Application:
RESOLVED, that the application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 19(b) of the Act and rule 19b-1 thereunder to permit the Fund to make certain distributions of capital gains more often than permitted under rule 19b-1 be, and it hereby is, approved; and it is
FURTHER RESOLVED, that any officer of the Fund, on the advice of counsel or otherwise, may make such changes to the Application and execute and file the Application with the Securities and Exchange Commission (the “SEC”) and make such further changes and amendments to said Application in response to comments from the SEC and its staff and file such amended Application as the officers of the Fund deem necessary or advisable to carry out the foregoing resolution; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and empowered to do any and all other acts, in the name of the Fund, as they, or any of them, may determine to be necessary, desirable, advisable or appropriate and proper in connection with or in furtherance of the foregoing resolutions.

Pursuant to Rule 0-2(c) under the Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant.
The verifications required by Rule 0-2(d) are attached to this Application as Exhibit A and B.
Pursuant to Rule 0-2(f) under the Act, Applicants state that their address are:
The New Ireland Fund, Inc.
c/o BNY Mellon Center
One Boston Place
201 Washington Street, 34th Floor
Boston, Massachusetts 02109

Kleinwort Benson Investors International Ltd.
One Rockefeller Plaza, 32nd Floor
New York, NY 10020

Applicants further state that all written or oral communications concerning this Application should be directed to:
Peter Hooper
The New Ireland Fund, Inc.
Westchester Financial Center, Suite 1000
50 Main Street
White Plains, New York 10606

With copies to:

Rose F. DiMartino, Esq.
Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

X.	Conclusion
On the basis of the foregoing, Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application. In addition, Applicants request that the Order permit the Fund to make distributions on its preferred stock (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

THE NEW IRELAND FUND, INC.

By: /s/ Vincenzo Scarduzio
Name: Vincenzo Scarduzio
Title: Secretary
Dated: July 22, 2014

KLEINWORT BENSON INTERNATIONAL
INVESTORS LTD.

By: /s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title: Chief Executive Officer
Dated: July 22, 2014

Exhibit A
Verification of Application and Statement of Fact

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of THE NEW IRELAND FUND, INC.; that he is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief

By: /s/ Vincenzo Scarduzio
Name: Vincenzo Scarduzio
Title: Secretary

Exhibit B
Verification of Application and Statement of Fact

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of KLEINWORT BENSON INVESTORS INTERNATIONAL LTD.; that he is the Chief Executive Officer of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief

By: /s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title: Chief Executive Officer